October 21, 2013

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:

John Reynolds, Assistant Director

Dear Sirs:

Re:

Radius Gold Inc.

Form 20-F for the Year Ended December 31, 2012

Filed April 30, 2013

File No. 001-32556

Further to your letter of October 7, 2013, we respond to your comments on the Form 20-F for the year ended December 31, 2012 of Radius Gold Inc. (the “Company”), using the numbering system in your letter:

Major Shareholders and Related Party Transactions, page 40

B. Related Party Transactions, page 40

1.

An example of the Company’s draft disclosure is as follows:

Other than as disclosed in Item 6.B – “Directors, Senior Management and Employees - Compensation”, in the Related Party Transactions section in the MD&A for the year ended December 31, 2012, and disclosed below, there have been no related party transactions or proposed transactions involving any insider, or associate or affiliate of an insider, that have occurred during our three most recently completed fiscal years which have materially affected or will materially affect the Company.

During the year ended December 31, 2012, the Company entered into the following transactions with related parties:

•

Reimbursed Gold Group, company controlled by the Chief Executive Officer of the Company, $63,532 for shared administrative costs and other business related expenses paid by Gold Group on behalf of the Company. As of December 31, 2012, $85,380 was payable to Gold Group. The agreement with Gold Group became effective July 1, 2012 and the Company provided Gold Group with a deposit of $60,000.

•

Paid or accrued $141,000 (2011: $60,000; 2010: $60,000) in management fees to Mill Street Services Ltd. for Simon Ridgway’s services as Chief Executive Officer of the Company.  Mill Street Services Ltd. is a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  From January 2010 through March 2012 the monthly fee was $5,000. As of April 1, 2012, the fee was increased to $6,000 per month. The fees paid during the year ended December 31, 2012 includes a $72,000 bonus paid to Mill Street Services Ltd. in recognition of the services of Simon Ridgway in completing the Company’s sale of its Nicaragua properties to B2Gold.

•

Paid or accrued $76,979 (2011: $62,650; 2010: $48,829) in salary to Pedro Garcia, the General Manager – Latin America of the Company.

•

Paid or accrued $Nil (2011: $21,175; 2010: $22,630) in salary to Tim Osler for his services as Corporate Secretary up to November 2011.

•

Paid or accrued $Nil (2011: $10,000; 2010: $30,000) in geological consulting fees to Condor Pacific Consulting Inc., a company controlled by David Cass who is a former Vice President of Exploration of the Company.

•

Paid or accrued $Nil (2011: $Nil; 2010: $3,170) in consulting fees to Craig Bow, a former Director of the Company.

Management believes the transactions referenced above were on terms at least as favourable to the Company as the Company could have obtained from unaffiliated parties.

Relationship with Rackla Metals Inc. (“Rackla”)

Rackla was incorporated pursuant to a plan of arrangement (the “Arrangement”) with the Company completed on December 8, 2011. As part of the Arrangement, the Company’s interest in its Yukon properties were transferred to Rackla, together with $1.0 million in cash, and available-for-sale investments consisting of 750,000 common shares of Solomon Resources Limited and 600,000 common shares of Cordoba Minerals Corp., formerly called Wesgold Minerals Inc.

The Arrangement resulted in the Company retaining 7,175,701 common shares and 7,175,700 share purchase warrants of Rackla, representing 19.9% of Rackla’s outstanding common shares and share purchase warrants in exchange for the assets distributed to Rackla. Rackla meets the definition of an associate and has been equity accounted for in the Company’s consolidated financial statements.

During the year ended December 31, 2012, the Company participated in a private placement of Rackla whereby 2,690,675 units at $0.08 per unit were acquired by the Company for a total cost of $215,254. Each unit consisted of one common share and one-half warrant. Each whole warrant entitles the Company to purchase one additional common share of Rackla at $0.10, expiring October 10, 2014. With the acquisition of the 2,690,675 common shares, the Company has a 19.5% interest in Rackla as of December 31, 2012.

The Company and Rackla have common Directors in Simon Ridgway, Ralph Rushton, and William Katzin.

For additional detail regarding the Arrangement, refer to note 8 of the Company’s audited consolidated financial statements for the year ended December 31, 2012.

Relationship with Fortuna Silver Mines Inc. (“Fortuna”)

The Company owns a 100% interest in the Tlacolula Property in Mexico. By an agreement signed in September 2009 and amended in December 2012, the Company granted to Fortuna the option to earn a 60% interest in the Tlacolula Property by spending US$2 million on exploration of the Property and making staged payments totaling US$250,000 cash and US$250,000 in common stock no later than January 31, 2015.

The Company and Fortuna have common directors in Simon Ridgway and Mario Szotlender.

For additional detail regarding this agreement, refer to note 9 of the Company’s audited consolidated financial statements for the year ended December 31, 2012.

Please let us know if you require anything further.

Yours truly,

RADIUS GOLD INC.

Per:

    /s/ Simon Ridgway

Simon Ridgway,

Chief Executive Officer